Exhibit 99.12

Execution Version

February 10, 2017

Discovery Lightning Investments Limited

Discovery House, Chiswick Park Building 2

566 Chiswick High Road

London W4 5YB

Facsimile:            +44 20 8811 3310

Attention:            Roanne Weekes, SVP DNI Finance and Director

Re:	The Collar Transaction Confirmation (the “Confirmation”) entered into between Bank of America, N.A. (“Bank”) and Discovery Lightning Investments Limited (“Counterparty”), dated November 12, 2015 and the related letter agreement between the Bank and Counterparty (the “Letter Agreement” and, together with the Confirmation, the “Collar Documents”).

In our capacity as Calculation Agent under the Transaction governed by the Collar Documents, we hereby notify you of the occurrence of a Potential Adjustment Event under Section 11.2(e) of the Equity Definitions as a result of the reclassification of Issuer’s common shares, pursuant to which each common share has been converted into 0.5 shares of newly issued Class A Voting Shares of the Issuer and 0.5 shares of newly issued Class B Non-Voting Shares of the Issuer (such event, the “Reclassification”). Capitalized terms used but not defined herein have the meanings set forth in the Collar Documents.

Pursuant to the provisions of Section 11.2(c) of the Equity Definitions (as amended by the Confirmation), in our capacity as Calculation Agent, we have determined that it is appropriate to make the following adjustments, effective on December 8, 2016, to the terms of the Transaction to account for the material effect of the Reclassification. While the following adjustments reflect all the adjustments that we, in our capacity as Calculation Agent, have identified at this time, we may, if circumstances we did not anticipate arise, make further adjustments from time to time as appropriate to account for the material effect of the Reclassification pursuant to the provisions of Section 11.2(c) of the Equity Definitions (as amended by the Confirmation). For the avoidance of doubt, the immediately preceding sentence shall be subject to the “Adjustment and Termination Consultation” provision in the Collar Documents.

If you have any questions regarding this notice or the resulting adjustment, please contact Kevin O’Sullivan at Tel: +44 (0) 207-995-5313, [Redacted].

1.    The “General Terms” section of the Confirmation is hereby adjusted as follows:

(a) The definition of “Shares” shall be replaced in its entirety as follows:

Shares:	A unit, consisting of 0.5 shares of the Class A voting shares, without par value, of Lions Gate Entertainment Corporation (the “Issuer”) (Bloomberg Code: BBG000K1TOM8) or security entitlements in respect thereof (the “Class A Shares”) and 0.5 shares of the Class B non-voting shares, without par value, of the Issuer (Bloomberg Code: BBG000K1TOM8) or security entitlements in respect thereof (the “Class B Shares”); provided that references to “Shares” in the Confirmation and the Equity Definitions shall refer to either Class A Shares or Class B Shares or both, as the Calculation Agent reasonably determines appropriate in the context, subject to the “Adjustment and Termination Consultation” provision below (as if such determination were an adjustment); provided, however, that the immediately preceding proviso shall not apply with respect to (a) the reference to “Shares” when determining the Option

Entitlement for purposes of calculating the Option Cash Settlement Amount and (b) Section 9.5(a) of the Equity Definitions.

(b)    The following definitions shall be added after the definition of “Shares”:

Number of Class A Shares:	In relation to each Component, the number of Class A Shares equal to the product of the Number of Options, the Option Entitlement and 0.5.

Number of Class B Shares:	In relation to each Component, the number of Class B Shares equal to the product of the Number of Options, the Option Entitlement and 0.5.

Total Number of Class A Shares:	1,250,000

Total Number of Class B Shares:	1,250,000

2.    The “Procedures for Exercise” section of the Confirmation is hereby adjusted by replacing the definition of “Expiration Date” in its entirety with the following provisions:

Expiration Date:	For each Component, as set out in Annex 1 hereto (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day that is not already an Expiration Date for another Component); provided that, (i) if that date is a Disrupted Day in respect of both Class A Shares and Class B Shares, the Expiration Date for such Component shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day and that is not or is not deemed to be an Expiration Date in respect of any other Component under the Transaction and (ii) if that date is a Disrupted Day in respect of either Class A Shares or Class B Shares (but not both) or for different durations in respect of any such Shares, in lieu of or in addition to the adjustment described in the following sentence, the Calculation Agent shall value Class A Shares and/or Class B Shares on such date with respect to all or a portion of the applicable Component and shall designate the first succeeding Scheduled Trading Day that is not a Disrupted Day and that is not or is not deemed to be an Expiration Date in respect of any other Component under the Transaction for the portion of the applicable Component not valued on such date (in which case, the applicable Reference Price or Settlement Price, as applicable, shall be an appropriately weighted average and the Settlement Date or Cash Settlement Payment Date shall be postponed for such Component until such time as the entire Share for such Component has been valued); provided, further, that if the Expiration Date for any Component has not occurred pursuant to the preceding proviso as of the eighth Scheduled Trading Day following the originally scheduled Expiration Date for the last Component of the applicable Tranche under the Transaction, such eighth Scheduled Trading Day shall be the Expiration Date for such Component (irrespective of whether such day is an Expiration Date in respect of any other Component) and, if that eighth Scheduled Trading Day is a Disrupted Day or an Expiration Date for more than one Component, the Calculation Agent shall determine the Reference Price or Settlement Price, as applicable (or portion thereof) based on its commercially reasonable and good faith estimate of the value for the applicable Shares as of the Valuation Time on that eighth Scheduled Trading Day.

Notwithstanding the foregoing and anything to the contrary in the Equity Definitions, if a Market Disruption Event occurs on any Expiration Date, the Calculation Agent may determine that such Expiration Date is a Disrupted Day only in part, in which case (i) the Calculation Agent shall make adjustments to the number of Shares (or portion thereof) for the relevant Component for which such day shall be the Expiration Date and shall designate the Scheduled Trading Day determined in the manner described in the immediately preceding sentence as the Expiration Date for the remaining Shares (or portion thereof) for such Component and (ii) the Settlement Price for such Disrupted Day shall be determined by the Calculation Agent based on transactions in the Shares (or portion thereof) on such Disrupted Day, taking into account the nature and duration of such Market Disruption Event on such day.

Section 6.6 of the Equity Definitions shall not apply to any Valuation Date and the final sentence of Section 3.1(f) of the Equity Definitions shall not apply to any Expiration Date.

3.    The “Settlement Terms” section of the Confirmation is hereby adjusted by deleting the definition of “Settlement Price” in its entirety and replacing it with the following definition:

Settlement Price:	If Cash Settlement is applicable, the sum of (i) the volume weighted average trading price per Class A Share during the regular trading session on the Exchange multiplied by 0.50 and (ii) the volume weighted average trading price per Class B Share during the regular trading session on the Exchange multiplied by 0.50, in each case as determined by the Calculation Agent as of the Valuation Time on the relevant Valuation Date for the period of time from 9:30 a.m. New York City time on such Valuation Date to 4:00 p.m. New York City time on such Valuation Date, with respect to Class A Shares, with reference to Bloomberg page “LGF.A <Equity> AQR” (or any successor thereto), and with respect to Class B Shares, “LGF.B <Equity> AQR” (or any successor thereto), or if any such price is not so reported for any reason on such Valuation Date, such Settlement Price will be as reasonably determined by the Calculation Agent.

4.    The “Distributions” section of the Confirmation is hereby adjusted as follows:

(a)    The first paragraph of “Cash Distributions” shall be replaced in its entirety with the following paragraph:

“In respect of any Component, if any cash distribution per Class A Share and/or Class B Share is declared by the Issuer for which the ex-dividend date falls during the period from and including the Trade Date to and including the Valuation Date or Expiration Date for that Component, as determined by the Calculation Agent, then on the relevant cash distribution payment date, even if that date falls after the Valuation Date or Expiration Date, Counterparty shall pay to Bank a cash amount in the Settlement Currency equal to the product of (i) the Number of Class A Shares or the Number of Class B Shares, as applicable, for that Component, (ii) the gross amount per Class A Share or Class B Share, as applicable, of any cash distribution and (iii) the Delta for the relevant class of Shares.”

(b)    The following shall be inserted at the end of the second paragraph of “Cash Distributions”:

“For purposes of the foregoing, (i) the gross amount of the cash distribution per Share shall be determined by aggregating the distribution per Class A Share and the distribution per Class B Share (each weighted by the number of Class A Shares or Class B Shares, as applicable, constituting a Share) and (ii) the closing price per Share shall be determined by aggregating the closing price per Class A Share and the closing price per Class B Share (each weighted by the number of Class A Shares or Class B Shares, as applicable, constituting a Share).”

(c)    The words “With respect to a class of Shares,” shall be inserted in front of the first sentence in “Delta” and the words “in respect of such class of Shares” shall be inserted after the words “theoretically would be short”.

(d)    Clause (A) of the first paragraph of “Non-cash Distributions” shall be replaced in its entirety with the following clause:

“(A) on the relevant distribution date, even if that date falls after the Valuation Date or Expiration Date, Counterparty shall physically deliver to Bank an amount of such non-cash distribution equal to the product of (i) the Number of Class A Shares or the Number of Class B Shares, as applicable, for that Component, (ii) the gross amount per Class A Share or Class B Share, as applicable, of such non-cash distribution and (iii) the Delta for the relevant class of Shares and”.

(e)    The definition of “Cash Collateral” shall be adjusted as follows:

(i)    The words “with respect to a class of Shares” shall be inserted after “Delta”;

(ii)    The words “Number of Options multiplied by the Option Entitlement” shall be replaced with the words “the Number of Class A Shares or the Number of Class B Shares or both, as applicable,”; and

(iii)    The word “applicable” shall be inserted before the words “Delta Announcement” in clause (B).

5.    The “Additional Disruption Events” section of the Confirmation is hereby adjusted as follows:

(a)    The provisions opposite “Increased Cost of Stock Borrow” shall be replaced in their entirety as follows:

Increased Cost of Stock Borrow:	Applicable; provided that:

(1) Section 12.9(a)(viii) is hereby amended and restated as follows:

““Increased Cost of Stock Borrow” means that the Hedging Party would incur a weighted average rate to borrow Class A Shares (not to exceed the number of Class A Shares underlying the Transaction) and Class B Shares (not to exceed the number of Class B Shares underlying the Transaction) in respect of such Transaction that is greater than the Initial Stock Loan Rate.”; and

(2) Section 12.9(b)(v) is hereby amended and restated as follows:

“On or promptly following the first Exchange Business Day following the Trade Date or effective delivery of a Borrow Condition Termination Notice on which (x) an Increased Cost of Stock Borrow exists (an “Increased Cost Condition”) or (y) the Hedging Party is unable, after using commercially reasonable efforts, to borrow (or maintain a borrowing of) Class A Shares or Class B Shares in an amount equal to the Hedging Shares with respect to Class A Shares (not to exceed the number of Class A Shares underlying the Transaction) or the Hedging Shares with respect to Class B Shares (not to exceed the number of Class B Shares underlying the Transaction), as applicable (a “Non-availability Condition”), the Hedging Party will notify the Non-Hedging Party by e-mail at the following e-mail address(es) (collectively, the “Counterparty Designees”): stephanie_marks@discovery.com, fraser_woodford@discovery.com, roanne_weekes@discovery.com (such notice, a “Borrow Condition Notice”) (which the Non-Hedging Party shall confirm by return e-mail, it being understood that any failure to so confirm shall not affect the remainder of this provision) of (i) the number of Class A Shares and/or Class B Shares for which the Increased Cost Condition or Non-availability Condition, as applicable, exists (any such Class A Shares, from time to time, “Affected Class A Shares” and any such Class B Shares, from time to time, “Affected Class B Shares” and, collectively, the “Affected Shares”) and (ii) in the case of an Increased Cost Condition only, (A) the weighted average rate that the Hedging Party would incur (or has incurred) to borrow a number of Class A Shares and Class B Shares equal to the number of Affected Class A Shares and Affected Class B Shares in respect of the Transaction (such rate from time to time, the “Stock Loan Rate”) and (B) the amount by which the costs that would be incurred (or have been incurred) by the Hedging Party to borrow or maintain a borrowing of Class A Shares and/or Class B Shares at the Stock Loan Rate exceed such costs that would have been incurred had the Stock Loan Rate been equal to the Initial Stock Loan Rate (such costs in respect of the number of Affected Shares from time to time, “Stock Loan Excess Costs”). In the event that an Increased Cost Condition or Non-availability Condition, as applicable, described in a Borrow Condition Notice ceases to exist, the Hedging Party will promptly notify the Non-Hedging Party by e-mail to the Counterparty Designees (such notice, a “Borrow Condition Termination Notice”) (which the Non-Hedging Party shall confirm by return e-mail, it being understood that any failure to so confirm shall not affect the remainder of this provision) of such cessation.

In addition, the Hedging Party will notify the Non-Hedging Party by e-mail to the Counterparty Designees (such notice, a “Borrow Condition Update Notice”) (which the Non-Hedging Party shall confirm by return e-mail, it being understood that any failure to so confirm shall not affect the remainder of this provision) in the event of: (i) any increase or decrease in the Stock Loan Rate since the most recent effectively delivered Borrow Condition Update Notice or Borrow Condition Notice that results in the Stock Loan Rate exceeding (or ceasing to exceed) the Maximum Stock Loan Rate, (ii) any increase in the number of Affected Shares since the most recent effectively delivered Borrow Condition Update Notice or Borrow Condition Notice in excess of 50,000 Shares and (iii) any increase or decrease in the expected Monthly Payable Stock Loan Excess Costs (as defined below), as reasonably determined by the Hedging Party, since the most recent effectively delivered Borrow Condition Update Notice or Borrow Condition Notice in excess of $1,000. Each Borrow Condition Update Notice shall specify (i) the then-current number of Affected Class A Shares and Affected Class B Shares and (ii) the then-current Stock Loan Rate.

On or promptly following the final Exchange Business Day of each calendar month, the Hedging Party will notify the Non-Hedging Party by e-mail to the Counterparty Designees (which the Non-Hedging Party shall confirm by return e-mail, it being understood that any failure to so confirm shall not affect the remainder of this provision) of the aggregate Stock Loan Excess Costs during such calendar month the incurrence of which has not been avoided through a rehypothecation in accordance with the second succeeding paragraph of this Section 12.9(b)(v) (such non-avoided Stock Loan Excess Costs, “Monthly Payable Stock Loan Excess Costs”) and of a proposed Price Adjustment to account for such Stock Loan Excess Costs which proposed Price Adjustment may, for the avoidance of doubt, include requiring a payment by Counterparty (such notice, the “Monthly Borrow Cost Notice”). The Non-Hedging Party shall, within two Scheduled Trading Days of effective delivery of the Monthly Borrow Cost Notice, notify the Hedging Party that it elects to (A) agree to amend the relevant Transaction per the proposed Price Adjustment, (B) pay the Hedging Party such Stock Loan Excess Costs, or (C) terminate the Transaction as of that second Scheduled Trading Day with respect to a number of Shares (the “Terminable Shares”) equal to (1) the product of (x) two and (y) the greater of then-current number of Affected Class A Shares and the then-current number of Affected Class B Shares or (2) if the Hedging Party determines appropriate, the then-current number of Affected Class A Shares and the then-current number of Affected Class B Shares, and, in the case of (A) or (B), the Non-Hedging Party shall make any related payment within one Scheduled Trading Day of effective delivery of notice of its election. If such notice is not given by the end of that second Scheduled Trading Day, then the Hedging Party may give notice that it elects to terminate the Transaction with respect to the then-current number of Terminable Shares, specifying the date of such termination, which may be the same day that the notice of termination is effective. If either party elects to terminate the Transaction with respect to the then-current number of Terminable Shares, the Determining Party will determine the Cancellation Amount payable by one party to the other, which Cancellation Amount shall include the Stock Loan Excess Costs incurred through the date the Transaction is terminated with respect to the then-current number of Terminable Shares and that have not previously been paid or resulted in a Price Adjustment, and if the Terminable Shares are determined pursuant to clause (C)(2) above, the Calculation Agent will adjust the terms of the Transaction as it determines appropriate to account for the economic effect of the Terminable Shares constituting a disproportionate number of one class of Shares.

In addition, the Non-Hedging Party shall, within two Scheduled Trading Days of effective delivery of a Borrow Condition Notice indicating the existence of a Non-availability Condition, notify the Hedging Party that it elects to (A) permit the Hedging Party to rehypothecate Shares in accordance with the next succeeding paragraph of this Section 12.9(b)(v) or (B) terminate the Transaction as of that second Scheduled Trading Day with respect to the then-current number of Terminable Shares (determined as provided under clause (C) in the preceding paragraph). If such notice is not given by the end of that second Scheduled Trading Day, then the Hedging Party may give notice that it elects to terminate the Transaction with respect to the then-current number of Terminable Shares, specifying the date of such termination, which may be the same day that the notice of termination is effective. If either party elects to terminate the Transaction with respect to the then-current number of Terminable Shares, the Determining Party will determine the Cancellation Amount payable by one party to the other, which Cancellation Amount shall include any Stock Loan Excess Costs not previously paid by Counterparty nor previously resulting in a Price Adjustment, and if the Terminable Shares are determined pursuant to clause (C)(2) in the preceding paragraph, the Calculation Agent will adjust the terms of the Transaction as it determines appropriate to account for the economic effect of the Terminable Shares constituting a disproportionate number of one class of Shares.

Notwithstanding anything to the contrary in this Confirmation, if the most recent Borrow Condition Notice or Borrow Condition Update Notice (x) specifies a Stock Loan Rate that is greater than the Maximum Stock Loan Rate or (y) indicates the occurrence of a Non-availability Condition, the Non-Hedging Party may, in order to avoid paying related Stock Loan Excess Costs or a related Price Adjustment (in the case of clause (x)) or termination of the Transaction with respect to the then-current number of Terminable Shares (in the case of clause (x) or (y)), elect to permit the Hedging Party, as the Hedging Party’s sole remedy, to take by rehypothecation Affected Shares then held in the Secured Custody Account in an amount equal to the then-current number of Affected Shares; provided that (i) such Class A Shares and Class B Shares shall be in book-entry form and freely tradable without any restrictions under applicable law (other than Excluded Transfer Restrictions, as defined in the Pledge Agreement) and (ii) the Calculation Agent shall compensate the Non-Hedging Party by adjusting the terms of the Transaction to reflect the economic effect of the Hedging Party not incurring costs (based on a stock loan rate no greater than the Initial Stock Loan Rate) related to a market borrow of Class A Shares and/or Class B Shares, as applicable, as a result of such rehypothecation including for the avoidance of doubt any funding benefit received by Hedging Party in respect of collateral that would have otherwise been pledged to a stock lender.

If any termination pursuant to this provision is for a number of Shares less than the full Number of Shares for all outstanding Components, such partial termination shall be allocated pro rata to such outstanding Components.”

If an event or circumstance that would otherwise constitute or give rise to a Hedging Disruption also constitutes an Increased Cost of Stock Borrow, it will be treated as an Increased Cost of Stock Borrow and will not constitute a Hedging Disruption. Section 12.9(b)(viii) of the Equity Definitions is hereby deleted.”

6.    The “Other Provisions” section of the Confirmation is hereby adjusted as follows:

(a)    The reference to “Shares” in subsection (d)(i) shall from and after the effective date of these adjustments, be deemed to refer to Class A Shares or Class B Shares.

(b)    The references to “Shares” (in each place where they appear) in subsection (e)(i) shall from and after the effective date of these adjustments, be deemed to refer to the Class A Shares and the Class B Shares.

(c)    The reference to “Shares” in subsection (e)(ii) and (iii) shall be deemed to refer to Class A Shares or Class B Shares.

(d)    Section (j) shall be replaced in its entirety as follows:

“(j)    Beneficial Ownership. Notwithstanding anything to the contrary in the Agreement or this Confirmation, in no event shall Bank be entitled to receive or be deemed to receive, any Class A Shares and/or Class B Shares if, upon such receipt of such Class A Shares and/or Class B Shares by Bank, (x) Bank, its affiliates and each person subject to aggregation with Bank or its affiliates (collectively, and together with any group referenced in clause (y) below, a “Bank Person”) under Section 13 or 16 of the Exchange Act and rules promulgated thereunder or under any other federal, state or local (including non-U.S.) laws, regulations, regulatory orders or organizational documents or contracts of the Issuer that are, in each case, applicable to ownership of Class A Shares and/or Class B Shares (“Relevant Provisions”) or (y) any “group” (in each case, within the meaning of Section 13 and 16 of the Exchange Act and the rules promulgated thereunder) or persons acting jointly or in concert (within the meaning of Section 91 of the Securities Act (Ontario) or corresponding provisions of the securities laws of other Canadian jurisdictions) that includes (or may be deemed to include) Bank or its affiliates, would own, “beneficially own” (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder), acquire beneficial ownership (within the meaning of Section 90 of the Securities Act (Ontario) or corresponding provisions of the securities laws of other Canadian jurisdictions), constructively own, control, hold the power to vote, or otherwise meet a relevant definition of ownership with respect to (A) a number of Class A Shares, Class B Shares or Shares in excess of 9.0% of the outstanding Class A Shares, outstanding Class B Shares or outstanding Shares, as applicable, in the case of Section 13 or 16 of the Exchange Act or (B) a number of

Class A Shares, Class B Shares or Shares that would give rise to reporting or registration obligations or other requirements (including obtaining prior approval by a local, state, federal or non-U.S. regulator) of a Bank Person, or could result in an adverse effect on a Bank Person, as determined by Bank in its reasonable discretion (in each case, an “Excess Ownership Position”); provided, however, that this sentence shall apply only with respect to Class B Shares to the extent, if any, Relevant Provisions take into account ownership of Class B Shares for the purposes of determining the existence of an Excess Ownership Position. If any delivery owed to Bank hereunder is not made, in whole or in part, as a result of this provision, Counterparty’s obligation or election to effect such delivery shall not be extinguished and Counterparty shall effect such delivery as promptly as practicable after, but in no event later than one Clearance System Business Day after, Bank gives notice to Counterparty that such delivery would not result in an Excess Ownership Position. The inability of Bank to receive or be deemed to receive Shares shall not result in Bank having a termination right pursuant to Hedging Disruption, Increased Cost of Stock Borrow or otherwise.”

[Signature Page Follows]

Yours sincerely,

BANK OF AMERICA, N.A. as Calculation Agent

By:	/s/ Yury Mulman
Name: Yury Mulman
Title: Director

cc:	Discovery Communications, LLC
850 Third Avenue
New York, NY 10022
Facsimile: 212-548-5848
Attention: Bruce Campbell, Chief Development, Distribution and Legal Officer

Shearman & Sterling LLP
599 Lexington Avenue,
New York, NY 10022
Facsimile: 646-848-7367
Attention: Patrick Clancy, Donna Parisi, Harald Halbhuber

With an e-mail to all of the following addresses:

E-mail: [Redacted]